CENTRAL PARK ADVISERS, LLC
805 Third Avenue
18th Floor
New York, New York 10022

September 26, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following
investment companies (each, a "Fund" and, collectively, the "Funds"):

CPG Alternative Strategies Fund, LLC (SEC File No. 811-22446)
CPG Carlyle Fund, LLC (SEC File No. 811-22763)
CPG Carlyle Master Fund, LLC (SEC File No. 811-22764)
CPG York Event Driven Strategies, LLC (SEC File No. 811-23085)
Ladies and Gentlemen:
Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the above-captioned funds:
1.            A copy of a joint Investment Company Bond issued by National Union Fire Insurance Company of Pittsburgh, Pa. (the "Bond"), which lists the Funds as insureds, as Exhibit 99-1.1
2.            A certificate of each Fund's Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund's Board of Directors (including those members who are not "interested persons," as defined in the 1940 Act, of the Funds) which authorize the purchase of a bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.
3.            The Bond premium has been paid for the coverage period from June 24, 2016 to June 24, 2017, and the Bond is written for a $1,500,000 limit of liability.  Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.
4.            A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.
Very truly yours,

CENTRAL PARK ADVISERS, LLC

By:	/s/ Michael Mascis
Name: Michael Mascis
Title: Authorized Person

1            CPG York Event Driven Strategies, LLC will automatically be added as an insured party under the Bond once the Fund's Registration Statement under the Securities Act of 1933, as amended, is declared effective by the staff of the Securities and Exchange Commission.

Schedule A

Fund	Single Insured Bond Coverage

CPG Alternative Strategies Fund, LLC	$100,000

CPG Carlyle Fund, LLC	$1,000,000
CPG Carlyle Master Fund, LLC

CPG York Event Driven Strategies, LLC	$50,000